PO Box 25201, Albuquerque, NM 87125

                                                                      www.santafegoldcorp.com

July 14, 2022VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention: Mr. Karl Hiller, Accounting Branch Chief

Mr. Mark Wojciechowski, Staff Accountant

Mr. Michael Purcell, Staff Attorney

Mr. Kevin Dougherty, Staff Attorney

Re: Santa Fe Gold Corporation

Registration Statement on Form 10-12G

Filed Originally filed on May 14, 2021,

withdrawn and refilled on July 20, 2021,

            withdrawn and refilled on June 14, 2022

File No. 000-20430

To the Reviewing Staff Members of the Commission:

This letter is in response to the Staff’s letter dated July 11, 2022 to Steve Antol, the Registrant’s Chief Financial Officer and Director. The Staffs’ comments are addressed below and incorporated in the Registration Statement of Santa Fe Gold Corporation filed on Form 10-12G with the Commission on June 14, 2022, and the responses are referenced to the Form 10-12G/A (Amendment 1) filed on July 13, 2022.

Form 10-12G filed June 14, 2022

Explanatory Note

A Note Concerning Certain Financial Information Contained in this Registration Statement Filed on Form 10, page 2

1. Comment

Please revise this section to update your references to the periods covered by the interim financial statements that are included in the filing. Please revise the table of stock options on page F-50 as necessary to clarify if the end-of-the period amounts correspond to March 31, 2022 or December 31, 2021.

       Response

          In regards to the Commission Staff’s Comment Number 1, the periods covered by the interim financial statements that are included in the filing, have been corrected to reflect the periods of March 31, 2022 and March 31, 2021. The table of stock options on page F-50 was corrected to clarify the proper end-of-the period amounts outstanding as of March 31, 2022.

Office: 505-255-4852             Fax: 888-253-9245

Item 6. Executive Compensation, page 53

2. Comment

Please update executive compensation and director compensation to reflect data for the  last completed  fiscal year ended June 30, 2022. Please refer to Item 6 of Form 10, Item 4049n) of Regulation S-K and Question117.05 of the Compliance and Disclosures Interpretations for S-K.

   Response

In regards to the Commission Staff’s Comment Number 2, executive compensation and director compensation was edited to include the data for the fiscal year ended June 30, 2022.

Notes to the Consolidated Financial Statements

Note 18 – Subsequent Events

Acquisition of Processing Mill, page F-30

 3.  Comment

We note your disclosure stating that “At this time there are no agreements between the seller and the buyer the Company as to terms and sales price of the delivered disassembled mill and such price is anticipated to be negotiated and determined in June 2022.” However, on page F-43 you report $175,343 in subsequently capitalized Mill site property costs.

Please update your disclosures on pages F-43 and F-52 as necessary to clarify whether the uncertainty over the terms and sales price has been resolved, with the outcome represented in the amounts capitalized, or to provide an update on your negotiations with the seller of the mill if the amounts capitalized do not  represent the acquisition costs.

Response

With respect to the Commission Staff’s Comment Number 3, the $175,343 reported on page F-43, refers to the cash acquisition of land in Duncan, Arizona in November 2021 for the mill site as disclosed on page F-31, Miscellaneous Event, and is not a part of the disassembled mill to be acquired. To clarify the distinction of the transactions, the following has been inserted on pages F-31 and F-52:

At this time there are no agreements between the seller and the Company as to terms and sales price of the delivered disassembled mill and such price is anticipated to be negotiated and determined in August 2022, when the necessary funding will be raised by the Company for the acquisition of the mill equipment and its construction. In November 2021, the Company completed the cash purchase of the land for the mill site in Duncan, Arizona for $175,343. At the time of filing this Form 10, negotiations for the purchase of the disassembled mill with the seller have not taken place and will be finalized upon the Company raising the adequate funding for the acquisition and if the seller or the Company will be responsible for its construction at the mill site.

In the schedule on page F-43, Mill site property was changed to Mill site land to properly describe the category.

  Respectfully Submitted,

  Santa Fe Gold Corporation

  S. J Antol

  Stephen J. Antol

  Chief Financial Officer, Director

cc: Peder K. Davisson